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                               Michael D. Waters
                              Balch & Bingham LLP
                               Post Office Box 78
                         Montgomery, Alabama 36101-0078
                                  334/269-3121


                                December 5, 2001


United States Securities and Exchange Commission
EDGAR Filing - RW
450 5th Street, N.W.
Washington, D.C.

          Re:  Swann Bancshares, Inc. (Bank of Wedowee)
               Form S-4 Registration Statement
               CIK No. 0001162138 - Withdrawal of Registration Statement

Ladies and Gentlemen:

     The registrant, Swann Bancshares, Inc., wishes to withdraw from registration its Form S-4, referenced above, effective today's date. Please let me know if you have any questions.



                             Sincerely yours,

                             /s/ Michael D. Waters

                             Michael D. Waters


MDW/trh
Enclosures
cc:  Mr. Christian Windsor
     Mr. Robert B. Folsom, Jr.